UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 6)
Under the Securities Exchange Act of 1934
OMNIS TECHNOLOGY CORPORATION (f/k/a BLYTH
HOLDINGS, INC.)
(Name of Issuer)
Common Stock, $.10 par value
(Title of Class of Securities)
096434105
(CUSIP Number)
Mark D. Whatley
Howard, Rice, Nemerovski, Canady, Falk & Rabkin,
A Professional Corporation
Three Embarcadero Center, Suite 700
San Francisco, CA  94111
                 (415) 434-1600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
  December 31, 1998
(Date of Event which Requires
Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].
Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



1
Name of Reporting Person

IRS Identification No. of Above Person
ASTORIA CAPITAL PARTNERS, L.P

94-3160631

2
Check the Appropriate Box if a Member of a Group
(a)	[]

(b)	[]

3
SEC USE ONLY



4
Source of Funds

WC

5
Check Box if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(d) or 2(e)

[]

6
Citizenship or Place of Organization

California

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY EACH
REPORTING
PERSON WITH

7
Sole Voting Power

-0-


8
Shared Voting Power

-0-


9
Sole Dispositive Power

-0-


10
Shared Dispositive Power

-0-

11
Aggregate Amount Beneficially Owned by Each Reporting Person00

-0-

12
Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares

[]

13
Percent of Class Represented by Amount in Row 11

0%

14
Type of Reporting Person

PN




Item 1.		Security and Issuer
This Schedule 13D ("Schedule") relates to shares of common
stock, with par value $0.10 (the "Common Stock"), of Omnis Technology Corporation, f/k/a Blyth Holdings, Inc., (the "Issuer"). The principal executive office of the Issuer is 851 Traeger Avenue, San Bruno, CA
94066.
Item 2.		Identity and Background
This Schedule is filed on behalf of Astoria Capital Partners,
L.P., whose principal business office address is 6600 SW 92nd Avenue,
Suite 370, Portland, OR 97223.
Astoria Capital Partners, L.P. is an investment limited
partnership, whose general partners are Richard W. Koe and Astoria
Capital Management, Inc.  Astoria Capital Management, Inc. is an
investment advisor registered as such with the SEC and in various states. Astoria Capital Management, Inc.'s president and sole shareholder is
Richard W. Koe.  The business address of Astoria Capital Management,
Inc. and Richard W. Koe is 6600 SW 92nd Avenue, Suite 370, Portland,
OR 97223.
None of Astoria Capital Partners, L.P., Astoria Capital
Management, Inc. or Richard W. Koe have, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).
None of Astoria Capital Partners, L.P., Astoria Capital
Management, Inc. or Richard W. Koe have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Astoria Capital Partners, L.P. is a California limited
partnership, Astoria Capital Management, Inc. is a California corporation and Richard W. Koe is a United States citizen.
Item 3.		Source and Amount of Funds or Other
Consideration
Not applicable.
Item 4.		Purpose of Transaction.
The purchases of Common Stock were made solely for investment purposes. Depending upon market conditions and other factors, Astoria Capital Partners, L.P. may acquire additional securities of the Issuer.



Item 5.		Interest in Securities of the Issuer
(a),(b)  	Reference is made hereby to Items 7-11 and 13 of page
two (2) of this Schedule, which Items are incorporated
by reference herein.
(c)	Astoria Capital Partners, L.P. effected the following
transactions through registered broker-dealers in the last
sixty (60) days: On December 31, 1998, sold 124,564
shares of Series A Preferred Stock for an aggregate price
of $100.00 (or $$.0008 per share) and sold 173,280
shares of Common Stock for an aggregate price of
$50.00 (or $.0003 per share).
(d),(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or
Relationships with Respect to
Securities of the 	Issuer
	None.
Item 7.	Material to be Filed as Exhibits
	None.



Signatures
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
DATED:  January 8, 1999.

ASTORIA CAPITAL PARTNERS, L.P.

/s/ Richard W. Koe
By: Richard W. Koe
Its: General Partner




( . . . continued)


(continued . . . )


CUSIP No. 096434105	SCHEDULE 13D	Page 7 of 5